EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

January 10, 2022

AVINO PROVIDES FURTHER DRILL RESULTS FROM ITS 2021 EXPLORATION PROGRAM

Drills 32.2 metres of 151 g/t AgEq at the Brecha de Bajo Vein

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce continued drill results from Phase 2 of the drill campaign which was announced as part of the Company’s exploration plans for 2021.

Over 15,500 metres of drilling were completed in 2021. This drill program was one of the Company’s main focuses for the year.

“The results from Phase 2 of the drill campaign are highly encouraging as we have intersected some significant widths with mineralization on the Brecha de Bajo vein which are in close proximity to our current underground workings at ET. In the process of testing this vein, we discovered a new vein splay which appears to be mineralized, and has been named the Bart vein, after the geologist at site who discovered it. In addition, two areas that are showing promise with high gold and silver grades are the Nuestra Señora vein and the La Malinche vein” said David Wolfin, President and CEO. “Our exploration strategy is a two-pronged approach based on the different styles of mineralization. We continue to look for economic high grade, narrow vein low sulphidation style deposits near surface similar to our San Gonzalo mine, and to add large volume, minable, resources around the current ET mine by exploring the consistent Avino vein, and its vein splays at depth and along strike. As we have mentioned previously, we have been test targeting a few holes at a time for a methodical approach to building our database of geological information. These are the kinds of veins that have sustained the Avino mine for last 40 years.”

The reported results below are from the El Trompo Vein, the Santiago Vein and the La Malinche Vein and additional areas including the Nuestra Señora and the area below Level 17 at the current ET mine. The tables below include previous results achieved in 2021 and the latest new holes. In addition, we have completed drilling on the oxide tailings resource but are waiting for assays on a number of outstanding holes.

Results from previously announced El Trompo, Santiago and La Malinche Veins are summarized in a table at the end of this news release.

Brecha de Bajo Veins:

This vein is located Northeast of the Avino Vein at the eastern end. This vein is within 20m of the current mine working into the footwall and shows some potentially large, strongly mineralized widths with a 15.4m and 32.2m intersections. In addition to a showing of gold and silver grades, there is massive specularite (iron ore) mineralization. More work is planned in this area.

Table 1: The Brecha de Bajo and Bart Vein – Summary of Drilling – 3 holes and 843 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
NBX-21-02	259.10	260.30	1.20	0.06	151	3,743	614	1,807	211
And	276.60	284.40	7.80	0.08	21	5,550	66	1,611	103
And	300.40	301.05	0.65	0.06	48	7,565	128	3,063	159
NBX-21-03	184.05	185.55	1.50	0.14	84	3,236	762	2,491	147
And	186.90	202.30	15.40	0.27	72	2,569	2,808	1,326	141
Including	189.60	190.65	1.05	0.30	380	11,980	4,230	1,838	573
And	222.60	254.80	32.20	0.84	44	2,173	1,906	1,698	151
Including	247.85	249.80	1.95	1.58	120	1,187	1,355	453	267

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

January 10, 2022 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides Further Drill Results from its 2021 Exploration Program

Drills 32.2 metres of 151 g/t AgEq at the Brecha de Bajo Vein

Below Level 17 and West of the Current ET Mine Workings:

Eight holes were drilled to identify the continuity of the ET vein to the west and below the current mine workings on Level 17, and five assays have been received. ET-21-01 to 04 correspond to the area west of the current workings and it appears that the vein narrows significantly; however, more work is needed to understand the extent of the ET mineralization. ET-21-05 corresponds to the area below the current workings. It was redrilled (ET-21-05B) due to the original hole trending off target. The number of intersections correspond to offshoot vein and veinlets that make up the stockwork system of the Avino vein. The remaining outstanding assays are for holes below the current mining works.

Table 2: Below and Beside the ET Vein – Summary of Drilling – 8 holes and 3,170 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
ET-21-01	309.80	320.60	10.80	0.11	7	537	50	154	23
ET-21-02	364.65	365.85	1.20	0.03	9	84	165	302	14
ET-21-03	288.40	288.95	0.55	0.15	58	459	469	283	79
ET-21-04	303.00	310.50	7.50	0.85	8	210	46	116	79
including	309.30	310.20	0.90	2.59	15	513	44	115	228
ET-21-05	182.15	183.15	1.00	0.57	62	17,514	71	71	322
ET-21-05B	180.75	181.90	1.15	0.20	16	4,785	65	127	90
And	459.15	466.20	7.05	0.03	10	3,513	37	363	57
And	489.25	489.85	0.60	0.04	17	15,150	19	83	205
And	494.50	508.20	13.70	0.07	14	5,222	185	292	85
including	494.50	494.80	0.30	0.07	54	49,200	121	246	662

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

La Malinche Vein:

The La Malinche vein has been tested by six holes and the assays are shown in Table 3. The style of mineralization intersected resembles the low-sulphidation epithermal San Gonzalo vein, which was the main source of the Company’s production from 2012 to its closure in 2019. This vein may represent a northwestern fault-dislocated extension of the San Gonzalo vein.

More exploration work will be conducted to confirm this concept and broaden the understanding of the system.

Table 3: La Malinche – Summary of Drilling – 8 holes and 820 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
LM-21-07	29.90	30.10	0.20	7.87	100	2,710	27,700	2,880	870
LM-21-08	5.75	6.40	0.65	6.04	173	697	6,100	1,350	689
And	13.75	14.90	1.15	0.41	29	470	3,190	1,292	85
including	14.60	14.90	0.30	1.44	50	1,270	2,020	1,240	193
LM-21-08	16.60	16.65	0.05	1.49	320	2,650	75,400	1,800	746
And	86.98	87.03	0.05	0.42	61	2,890	99,600	17,300	557

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

These drill results are encouraging as the presence of mineralized material in the La Malinche Vein has been shown to extend along a strike distance of 250 metres and to a depth of 75 metres from surface. The 650 metre gap between the La Malinche vein and the northwest termination of the San Gonzalo vein remains prospective.

Nuestra Señora Vein

The Nuestra Señora structure is another example of an epithermal, low sulfidation vein. This structure ranges from 0.10 to 0.90 m wide, composed of white, gray, and banded quartz, abundant galena, sphalerite, and moderate argentite. Disseminated pyrite is also observed, as well as scarce chalcopyrite in some areas.

January 10, 2022 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides Further Drill Results from its 2021 Exploration Program

Drills 32.2 metres of 151 g/t AgEq at the Brecha de Bajo Vein

Table 4: Nuestra Señora – Summary of Drilling – 2 Holes at 340 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
NS-21-01	145.80	146.10	0.30	0.03	71	2,480	26,300	29,700	324
And	148.20	149.20	1.00	0.99	82	604	38,292	12,986	360
including	148.20	148.50	0.30	2.99	135	880	56,300	21,800	676
including	149.00	149.20	0.20	0.16	184	712	104,000	26,500	688
And	149.55	149.70	0.15	0.31	143	426	90,600	111,000	968
NS-21-02	154.30	154.55	0.25	0.10	206	73,400	521	930	1,116
And	157.65	157.75	0.10	0.08	174	63,200	643	702	958
And	157.90	158.20	0.30	0.04	100	41,200	333	456	609
And	159.25	159.75	0.50	0.06	106	14,200	436	701	289
And	160.25	161.15	0.90	0.17	268	20,928	6,288	10,121	603
including	160.25	160.50	0.25	0.06	192	24,200	1,300	2,440	508
including	160.50	160.70	0.20	0.12	323	22,300	1,470	1,770	618
including	160.70	161.15	0.45	0.26	285	18,500	11,200	18,100	649

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

Santiago Vein:

The Santiago vein lies north of the ET Mine in an area of narrow veins that average 1 to 2 metres in width, and it intersects the San Gonzalo vein with similar style of mineralization to the historically exploited at San Gonzalo Mine. The San Gonzalo Mine previously produced 6 million ounces of silver equivalent until it closed in 2019. The continuity of the mineralization of the Santiago vein is being tested as well as a possible offset displacement by the San Gonzalo fault. This target was drilled from surface. Because of the proximity to San Gonzalo underground infrastructure, mining access would be relatively easy, if significant mineralization is found.

Table 5: Santiago Vein – Summary of Drilling – 7 holes and 1,717 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
ST-21-04	202.60	203.40	0.80	2.62	643	2,500	2,605	2,918	904
including	202.90	203.20	0.30	6.24	1,000	1,010	3,710	6,080	1,548
ST-21-07	211.2	211.4	0.2	0.16	46	2740	3480	262	106

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

El Trompo Vein:

The El Trompo Vein is an offshoot of the Avino Vein. Historical data suggests that there are narrower high-grade areas within the broader vein volume. Also, existing underground infrastructure adjacent to the El Trompo vein, potentially provides rapid and easy access for mining. The structure has already been exposed and developed on the upper levels in the ET Area of the Avino Vein. Drilling on this vein has been from surface to confirm the continuity of the mineralization at depth.

Table 6: El Trompo Vein – Summary of Drilling – 9 hole and 1,569 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
TR-21-09	178.50	180.00	1.50	0.01	6	416	42	3,187	26

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

The recent El Trompo drilling has demonstrated continuity along 250 m of strike at a depth of 120 m below surface.

San Jorge Vein:

The San Jorge vein appears to be an extension of the Santiago vein across a known fault. Only one exploratory hole has been drilled to date.

January 10, 2022 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides Further Drill Results from its 2021 Exploration Program

Drills 32.2 metres of 151 g/t AgEq at the Brecha de Bajo Vein

Table 7: San Jorge Vein – Summary of Drilling - 1 hole and 133 metres

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
SJG-21-01	83.30	85.50	2.20	0.02	10	100	55	433	15

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,750 Au and $22.00 Ag per ounce, and $4.30 Cu, $1.25 Pb, and $1.50 Zn per pound, and 100% metallurgical recovery

Current Drilling Highlights

As of Dec 31, 2021, the total meterage drilled was 15,583 and is as follows:

•	El Trompo Vein – 1,569 metres
•	Santiago Vein – 1,717 metres
•	La Malinche – 820 metres
•	Nuestra Senora – 340 metres
•	San Jorge – 133 metres
•	Below and Beside ET – 4,082 metres
•	Brecha de bajo and Bart Veins – 895 metres
•	La Potosina – 2,382 metres
•	Oxide Tailings – 3,645 metres

Assays are pending due to long turnaround times at the laboratories for some of the Oxide Tailings drilling as well as the holes at La Potosina, Brecha de Bajo and 3 holes below ET.

The table below summarizes the previously announced Phase 1 drill results from El Trompo, Santiago and La Malinche Veins

Hole Number	From (m)	To (m)	Length[1] (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	PB (ppm)	Zn (ppm)	AgEq[2] (g/t)
El Trompo Vein
TR-21-01	182.00	183.85	0.95	0.56	177	35,000	540	670	577
TR-21-02	228.45	231.00	2.70	0.03	32	3,000	180	1,900	71
TR-21-03	101.80	104.55	2.75	0.42	276	1,000	2,900	1,000	322
TR-21-04	139.80	141.65	1.85	0.08	37	1,000	1,200	2,700	64
TR-21-05	115.00	116.00	1.00	0.02	8	1,300	40	3,500	33
TR-21-06	161.35	165.75	4.40	0.11	47	2,100	1,600	700	82
TR-21-07	124.35	127.15	2.80	0.01	2	170	100	1,600	9
TR-21-08	182.05	183.90	1.85	0.01	1	0	20	5600	4
Santiago Vein
ST-21-01	158.35	160.10	1.75	0.09	25	1,720	315	1230	53
ST-21-02	171.00	171.60	0.60	0.18	33	154	712	2080	55
ST-21-03	124.15	125.85	1.70	0.13	16	234	661	3420	39
ST-21-04	202.60	203.40	0.80	2.62	643	2,500	2,605	2,918	865
ST-21-05	Did not intersect the vein
ST-21-06	198.75	199.50	0.75	0.01	6	724	66	191	59
La Malinche Vein
LM-21-01	53.35	53.85	0.50	0.44	9	630	5,724	18,248	114
LM-21-02	77.60	77.85	0.25	0.12	23	2,980	539	282	64
LM-21-03	76.05	77.45	1.40	0.12	5	475	451	402	20
LM-21-04	81.05	81.15	0.10	1.68	252	11,700	9,390	103,000	820
And	89.80	90.50	0.70	0.19	30	3,480	3,456	5,635	81
LM-21-05	70.75	72.10	1.35	0.65	61	4,914	4,716	5,674	185
LM-21-06	85.30	86.20	0.90	1.56	364	28,778	7,411	616	786

1. True Widths cannot be determined with the available information

2. AgEq in drill results above assumes $1,800 Au and $26.00 Ag per ounce, and $4.25 Cu, $1.00 Pb, and $1.25 Zn per pound, and 100% metallurgical recovery

January 10, 2022 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides Further Drill Results from its 2021 Exploration Program

Drills 32.2 metres of 151 g/t AgEq at the Brecha de Bajo Vein

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted to SGS Laboratory facility in Durango, Mexico, and the other half is retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Avino’s projects in Durango, Mexico are under the geoscientific oversight of Michael O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications, and under the supervision of Peter Latta, P.Eng, Avino’s VP, Technical Services, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer with a diversified pipeline of silver, gold, and base metal properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, prepared for the Company, and La Preciosa’s updated October 27, 2021 resource estimate and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into Reserves as defined under SEC Industry Guide 7.